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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2017

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

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Embraer Flies the E195-E2, the Most Efficient New-generation Jet in the world, ahead of schedule

São José dos Campos – Brazil, March 29, 2017 – Ten months after the first flight of the E190-E2, today Embraer performed the inaugural flight of another member of the E2 family, ahead of schedule. This Wednesday, the E195-E2, the largest aircraft of the family–and the most efficient aircraft in the single aisle jet market—took off for the first time. The flight, originally scheduled for the second half of the year, happened just three weeks after the roll out.

“With a unique level of efficiency, the E195-E2 offers our airline partners the opportunity to develop new markets with greater profitability without compromising unit cost competitiveness. It’s a profit-hunting machine,” said John Slattery, President & CEO, Embraer Commercial Aviation.

With a 20% lower cost per trip and a cost per seat similar to larger aircraft, the E195-E2 is the ideal aircraft for regional business growth as well as to complement existing low-cost business plans and mainline fleets. The airplane will save up to 24% in fuel and 20% in maintenance costs per seat, when compared to the current E195.

The E195-E2 departed at 11:22 a.m., local time, from Embraer’s facility in São José dos Campos, Brazil, and flew for two hours, beginning the aircraft certification campaign. Staffed by pilots Márcio Brizola Jordão and José Willi Pirk, as well as flight engineers Celso Braga de Mendonça and Mario Ito, the flight crew evaluated aircraft performance, flight quality and systems behavior, such as autopilot, fly-by-wire in direct mode, and the landing gear retraction.

“With 1.4 meters longer wingspan than the E190-E2, the E195-E2 becomes the aircraft with the highest aspect ratio among single-aisle jets thus increasing fuel efficiency” explained Luís Carlos Affonso, COO, Embraer Commercial Aviation. “We also applied experience from over 17 million hours of flight and 100 jet airline customers to develop the E195-E2 with the most competitive life cycle cost in the industry.”

Embraer will use two aircraft for the E195-E2 certification campaign. The first prototype will be used for the aerodynamic and performance tests. The second prototype, which will also make its inaugural flight by the end of this year, will be used for the validation of maintenance tasks and of the interior. The E195-E2 will entry into service in the first half of 2019, with Azul Brazilian Airlines.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos press@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 11 3040 1799	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +33 (0)657120121 Tel.: +33 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

The E195-E2 has three additional rows of seats, when compared to the current generation E195, and it can be configured with 120 seats in two classes of service, or up to 146 in a single class. The aircraft also has a significant increase in range of 450 nautical miles, which allows trips of up to 2,450 nautical miles.

The E2 has accrued 275 firm orders, being 90 for the E195-E2, in addition to 415 options, purchase rights, and letters-of-intent, totaling 690 commitments from airline customers and leasing companies. Currently, the E-Jets are operating with about 70 customers in 50 countries, being the global leader in the segment of aircraft with up to 130 seats, with over 50% market share.

Follow us on Twitter: @Embraer

About Embraer

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 130 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos press@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 11 3040 1799	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +33 (0)657120121 Tel.: +33 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2017

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer